SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HI/FN, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

428358105
(CUSIP Number of Class of Securities of Underlying Common Stock)

Chris G. Kenber
President and Chief Executive Officer
hi/fn, Inc.
750 University Avenue
Los Gatos, California 95032
(408-399-3500)
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven E. Bochner, Esq.
Joseph A. Pierce, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$40,439,260	Previously Paid

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,708,380 shares of common stock of hi/fn, Inc. having an aggregate value of $40,439,260 as of November 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,100.
Form or Registration No.: 5-55125
Filing party: hi/fn, Inc.
Date filed: November 15, 2001.

[   ]  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [   ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [   ]  going-private transaction subject to Rule 13e-3.
     [   ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]

Introductory Statement

     This Amendment No. 3, our Final Amendment to our Offer to Exchange, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 15, 2001, as amended by the Schedules TO-I/A filed with the Securities and Exchange Commission on November 20, 2001 and December 7, 2001 (as so amended, the “Schedule TO”).

     The Offer to Exchange, including all withdrawal rights, expired at 5:00 p.m., Pacific Standard Time, on Friday, December 14, 2001. Pursuant to the terms and conditions of the Offer to Exchange, a total of eighty (80) eligible employees elected to participate in the exchange program. Those eighty (80) employees tendered a total of 1,278,406 eligible options to purchase our common stock, which we accepted for cancellation. Subject to the terms and conditions of the offer, we will grant new options to purchase 940,877 shares of our common stock on June 18, 2002 in exchange for the options surrendered in the offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HI/FN, INC. /s/ William Walker William Walker Chief Financial Officer

Date: December 19, 2001